THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS AND MAY BE OFFERED, SOLD OR TRANSFERRED ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT OR APPLICABLE STATE LAW OR IF, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

ENIWARE, LLC
(a Delaware limited liability company)

Convertible Promissory Note

$________________________ _____________, 2018

ENIWARE, LLC, a Delaware limited liability company (the "Company"), for value received, hereby promises to pay to the order of____, or its assigns (the "Holder"), the principal amount of ____________________________________ ($______________), together with interest at the rate of five percent (5.00%) per annum on the outstanding principal balance of this Promissory Note (the "Note"). Any or all of the amounts outstanding under this Note, including principal and accrued interest, shall be convertible into equity securities of the Company in accordance with Section 2 hereof.

1. **Due Date**.

Subject to the provisions of Section 2 below, the entire outstanding balance of this Note, including principal and accrued interest, will be due and payable on the fifth (5th) anniversary of the date of issuance (the "Due Date").

2. **Conversion**.

(a) **Optional Conversion Provisions**.

At any time from two years after the date of issuance of this note and prior to the Due Date, the Holder may, at the Holder's option, convert all of the principal and accrued interest outstanding under this Note into Class A Units at $19.80 per Unit by providing written notice to the Company no later than ten (10) days prior to the Due Date of its intention to convert the principal and accrued interest outstanding under this Note into Class A Units of the Company.

(b) **Mechanics of Conversion**. Before the Holder shall be entitled to receive evidence of the Class A Units into which this Note has been converted, the Holder shall surrender this Note duly endorsed, at the office of the Company, and shall give notice stating therein the name or names in which the Class A Units are to be issued. The Holder shall also be required to execute the Company's limited liability company agreement as reasonably amended to reflect the issuance of the Class A Units and any other document or agreement reasonably requested by the Company in connection with the conversion of the principal and accrued

interest outstanding under this Note into the Class A Units. The Company shall, promptly thereafter, issue and deliver to the Holder at the address specified by the Holder, or to the nominee or nominees of the Holder, evidence of ownership for the Class A Units to which the Holder shall be entitled.

(c) **No Fractional Securities**. No fractional units of Class A Units shall be issued upon conversion of this Note and the number of the Class A Units to be issued shall be rounded up to the nearest whole unit.

3. **No Rights as Member**

Nothing contained in this Note shall be construed as conferring upon the Holder or its transferees, prior to the conversion of this Note, the right to vote or to receive distributions or to consent or to receive notice as a member in respect of any meeting of the members of the Company or of any other matter, or any other rights as a member of the Company.

4. **Prepayment**

The Company may prepay, without penalty, any portion of the principal, including unpaid accrued interest at any time or from time to time. After two years from the date of issuance, the Company shall provide the Holder written notice of such prepayment at least thirty (30) days prior to such prepayment and shall provide the Holder the opportunity to effect an optional conversion of the amount to be repaid in accordance with Section 2(a)(2) hereof prior to such prepayment.

6. **Custodial Account**

This note and any securities acquired through the conversion provisions provided shall be maintained in a custodial account managed by PrimeTrust. The Holder and any authorized transferees shall be obligated to keep any securities so purchased in the custodial account provided by PrimeTrust.

7. **Default**

(a) **Events of Default**. The occurrence of any of the following shall constitute an "Event of Default":

(i) The Company shall fail to pay principal or interest on this Note when due;

(ii) The Company shall fail to perform or observe in any material respect any other term, covenant or agreement contained in this Note;

(iii) The Company shall be adjudicated insolvent or bankrupt;

(iv) The Company shall come under the authority of a custodian, receiver or trustee for it or for substantially all of its property;

(v) A proceeding shall be commenced against the Company under any bankruptcy, reorganization, arrangement, readjustment of debt, moratorium or similar law or statute and relief is ordered against it, or the proceeding is

commenced but is not dismissed within one hundred and twenty (120) days after the commencement thereof;

(vi) Proceedings under any law related to bankruptcy, insolvency, liquidation or the reorganization, readjustment or the release of debtors are instituted or commenced by the Company or an assignment for the benefit of creditors is made; or

(vii) Termination of the business of the Company.

(b) **Remedies**. Upon the occurrence of an Event of Default, the Holder shall have the option to demand full and immediate payment of the then outstanding amount of principal and accrued interest of this Note, may institute such actions or proceedings in law or equity as it shall deem expedient for the protection of its rights and may prosecute and enforce its claims against all assets of the Company.

(c) **Cost of Collection**. In the event of any Event of Default under this Note, the Company shall pay all costs of collection incurred by the Holder (including reasonable attorney's fees and expenses).

8. **Waivers**

(a) The Company hereby waives presentment, demand for payment, notice of dishonor, notice of protest, and protest in connection with the delivery, acceptance, performance, or default of this Note.

(b) No delay by the Holder in exercising any power or right hereunder shall operate as a waiver of any power or right, nor shall a single or partial exercise of any power or right preclude other or further exercise thereof, or the exercise of any other power or right hereunder or otherwise. No waiver or modification of the terms hereof shall be valid unless set forth in writing by the Holder.

9. **General**

(a) **Successors and Assigns**. This Note and the obligations and rights of the Company hereunder shall be binding upon and inure to the benefit of the Company and the Holder and their respective successors and assigns. The Holder may not assign this Note or any rights hereunder without the prior written consent of the Company.

(b) **Currency**. All payments shall be made in such currency of the United States of America at the time of payment shall be legal tender therein for the payment of public and private debts.

(c) **Notices.** All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if sent by facsimile, nationally-recognized overnight courier or certified mail, return receipt requested and postage prepaid, addressed to such address as the party to whom notice is to be given has furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been given (a) in the case of personal delivery or delivery by facsimile, on the date of such delivery, (b) in the case of

nationally-recognized overnight courier, on the next business day after the date when sent and (c) in the case of certified mail, on the third business day following that on which the piece of mail containing such communication is posted.

(d) **Severability**. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

(e) **Amendment and Waiver**. Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.

10. **Governing Law**

This Note will be governed by and construed under the internal laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware, without reference to principles of conflict of laws or choice of laws.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, this Note has been executed and delivered on the date first above written by the duly authorized representative of the Company.

MAKER

ENIWARE, LLC

By: ________________________
Name: James E. Bernstein
Title: Manager

Agreed to and Accepted:

HOLDER

By: ________________________
Name:
Title: